NEWS RELEASE

Trading Symbol     TSX-V: NUAG

OTCQX: NUPMF

NEW PACIFIC ANNOUNCES GRANT OF RESTRICTED SHARE UNITS

VANCOUVER, British Columbia – December 5, 2019 – New Pacific Metals Corp. (“New Pacific” or the

“Company”) announces today that it has granted an aggregate total of 1,064,600 restricted share units of the Company ("RSUs") to certain eligible participants under the Company's share based compensation plan (the "Incentive Plan"). The RSUs have a term of two years and will vest on the basis of 25% on each of the 6, 12, 18 and 24 month anniversary of the grant date. Each RSU entitles the recipient to receive one common share in the capital of the Company at the time of vesting. The Incentive Plan was approved by the shareholders of the Company, including on a disinterested basis, at its most recent annual general meeting and remains subject to the final approval of the TSX Venture Exchange.

ABOUT NEW PACIFIC

New Pacific is a Canadian exploration and development company which owns the Silver Sand Project in

Potosí Department, Bolivia and the Tagish Lake gold project in Yukon, Canada.

For further information, contact:

New Pacific Metals Corp.,

Gordon Neal

President

Phone: (604) 633-1368

Fax: (604) 669-9387
info@newpacificmetals.com
www.newpacificmetals.com

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this news release.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING INFORMATION

Certain of the statements and information in this news release constitute “forward-looking information” within the meaning of applicable Canadian provincial securities laws. Any statements or information that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as “expects”, “is expected”, “anticipates”, “believes”, “plans”, “projects”, “estimates”, “assumes”, “intends”, “strategies”, “targets”, “goals”, “forecasts”, “objectives”, “budgets”, “schedules”, “potential” or variations thereof or stating that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved, or the negative of any of these terms and similar expressions) are not statements of historical fact and may be forward-looking statements or information. Forward-looking statements include, but are not limited to, the approval of the Incentive Plan by the TSX Venture Exchange.

Forward-looking statements or information are subject to a variety of known and unknown risks, uncertainties and other factors that could cause actual events or results to differ from those reflected in the forward-looking statements or information, including, without limitation, risks relating to: fluctuating equity prices, bond prices, commodity prices; calculation of resources, reserves and mineralization, foreign exchange risks, interest rate risk, foreign investment risk; loss of key personnel; conflicts of interest; dependence on management and others.

This list is not exhaustive of the factors that may affect any of the Company’s forward-looking statements or information. Forward-looking statements or information are statements about the future and are inherently uncertain, and actual achievements of the Company or other future events or conditions may differ materially from those reflected in the forward-looking statements or information due to a variety of risks, uncertainties and other factors, including, without limitation, those referred to in the Company’s Annual Information Form for the year ended June 30, 2019 under the heading “Risk Factors”. Although the Company has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated, described or intended. Accordingly, readers should not place undue reliance on forward- looking statements or information.

The Company’s forward-looking statements or information are based on the assumptions, beliefs, expectations and opinions of management as of the date of this news release, and other than as required by applicable securities laws, the Company does not assume any obligation to update forward-looking statements or information if circumstances or management’s assumptions, beliefs, expectations or opinions should change, or changes in any other events affecting such statements or information. For the reasons set forth above, investors should not place undue reliance on forward-looking statements or information.